Exhibit 10.1

EXECUTIVE EMPLOYMENT AGREEMENT

This Executive Employment Agreement (“Agreement”) is entered into as of September 28, 2015 by and between Ian C. Bonnet (“Employee” or “you”) and Authentidate Holding Corp., a Delaware corporation (the “Company”). The effective date of this agreement (the “Agreement”) shall be September 18, 2015 (the “Effective Date”). As of the Effective Date, this Agreement shall supersede and replace in its entirety the employment offer letter, dated February 18, 2015 previously entered into by the parties.

1. Employment. Subject to and upon the terms and conditions of this Agreement, the Company hereby agrees to continue to employ you, and you hereby agree to continue your employment as President and Chief Executive Officer of the Company, reporting to the Company’s Board of Directors (the “Board”). Your position includes acting as an officer and/or director of any of the Company’s subsidiaries as determined by the Board. You will also continue to be appointed as a member of the Board; however, you agree to resign from the Board upon the termination of employment for any reason.

Employee’s employment hereunder is expressly agreed to be on an at-will basis and accordingly, his employment with the Company can be terminated by either party for no reason or for any reason not otherwise specifically prohibited by law. Nothing in this Agreement is intended to alter Employee’s at-will employment status or obligate the Company to continue to employ Employee for any specific period of time, or in any specific role or geographic location. As used in this Agreement, the word “Term” shall mean the period of time commencing on the Effective Date and ending on the date that this Agreement is terminated.

2. Duties. During the term of your employment with the Company, and subject to the direction and control of the Board, you shall report directly to the Board and shall exercise such authority, perform such executive duties and functions and discharge such responsibilities as are reasonably associated with your executive position or as may be reasonably assigned or delegated to you from time to time by the Board, consistent with your position as President and Chief Executive Officer. In general, Employee shall have management authority with respect to, and responsibility for, the overall operations and day-to-day business and affairs of the Company and all major operating units. During the Term of this Agreement, you agree to devote substantially all of your business time and attention to the affairs of the Company and, to the extent necessary to discharge the responsibilities assigned hereunder, use your best efforts in the performance of your duties for the Company and any subsidiary corporation of the Company. During the Term of this Agreement, you may, so long as it does not materially interfere with your duties hereunder: (i) subject to Section 7 hereof and the terms of the Assignment and Confidentiality Agreement (defined below), serve on the board of directors (or equivalent bodies) of civic, non-profit, or charitable organizations or entities unaffiliated with the Company, (ii) deliver lectures or otherwise participate in speaking engagements, and (iii) manage your personal investments and affairs.

Employee shall be based at the Company’s offices located in Berkeley Heights, NJ and such other locations as may be requested by the Board of Directors. Employee shall also undertake regular travel to the Company’s executive and operational offices, and such other occasional travel within or outside the United States as is or may be reasonably necessary in the interests of the Company. All such travel shall be at the sole cost and expense of the Company, and all airplane travel shall be first or business class, or otherwise fully reimbursed at cost, to the extent that such reimbursements do not exceed the approximate equivalent published fare for first or business class. Other expenses shall be reimbursed in accordance with the Company’s policies for executive travel.

3. Salary. During the Term, your salary will be at the rate of $275,000 per year, less deductions and withholdings and payable on the Company’s regular payroll schedule (the “Salary”), subject to annual review by the Management Resources and Compensation Committee of the Board (the “Committee”).

4. Bonus. You will be eligible for a bonus or grant of equity awards under the Company’s 2011 Omnibus Equity Incentive Plan (the “Plan”) as may reasonably be determined by the Committee, and aligned with the Company’s practices and policies. Whether you receive a bonus or an equity awards under the Plan for any given fiscal year, and the amount of any such bonus or award, will be determined by the Board (or the Committee) in its sole discretion based upon its assessment of the Company’s achievement of performance conditions (to be set by the Board or the Committee) during the applicable fiscal year, subject to the discretion of the Board or the Committee to decrease the amount of such bonus based on its assessment of your individual performance. In order to earn an annual bonus for any given fiscal year, you must remain continuously employed by the Company through the date that the bonus is paid. Any bonus awarded to you will be subject to standard payroll deductions and withholdings.

5. Benefits. (a) The Company shall reimburse Employee, upon presentation of the Company’s standard expense report accompanied by appropriate vouchers and other suitable documentation, incurred by Employee on behalf of the Company, provided such expenditure is consistent with Company policy. The Employee shall be entitled to reimbursement of reasonable temporary living expenses, including travel between the Company’s offices and the Employee’s primary residence during the initial six months of the Term. Reimbursements of such amounts incurred by Employee shall be subject to the above- described expense reimbursement procedures.

(b) During the Term, the Company shall provide Employee with the following benefits, as such benefits may change from time to time: (i) group health care and insurance benefits as generally made available to the Company’s senior management and (ii) such other benefits (including insurance related benefits, holiday, sick leave, personal days, etc.) obtained by the Company or made generally available to the Company’s senior management. Further, Employee and the Company will evaluate the appropriate insurance coverages for the Employee, including accidental death and dismemberment insurance and Key Man life insurance. In the event the Company and Employee wish to obtain such additional insurance on the Employee, Employee agrees to cooperate with the Company in completing any applications necessary to obtain such insurance and promptly submit to such physical examinations and furnish such information as any proposed insurance carrier may request.

(c) The parties agree that if the business combination transaction as contemplated by that certain Letter of Intent dated August 19, 2015 with Peachstate Health Management LLC, does not occur prior to January 25, 2016, the Company and Employee agree to use commercially reasonable efforts to modify this Agreement to mutually agree upon a modified compensation arrangement hereunder, including a defined incentive bonus structure based on mutually agreeable performance goals and a more competitive severance arrangement. Employee acknowledges and agrees that any modifications to the compensation arrangements included in this Agreement would be subject to the approval of the Management Resources and Compensation Committee of the Company’s Board of Directors.

6. Confidentiality. As an employee of the Company, you will have access to certain confidential information of the Company and you may, during the course of your employment, develop certain information or inventions that will be the property of the Company. To protect the interests of the Company, you hereby confirm your prior execution, and the continuing validity and enforceability, of the Company’s standard Employee Invention Assignment and Confidentiality Agreement (the “Assignment and Confidentiality Agreement”) as a condition of your employment and covenant to continue to be bound by such Assignment and Confidentiality Agreement. We hereby direct you not to bring with you any confidential or proprietary material of any former employer or to violate any other obligations you may have to any former employer.

7. Covenants.

(a) In addition to the obligations specified in the Assignment and Confidentiality Agreement, you agree that, during your employment with the Company and for a period of one (1) year following any termination of such employment, you will not engage in, or have any direct or indirect interest in, or become associated with or enter into any firm, corporation or business (whether as an employee, officer, director, agent, security holder, creditor, consultant, partner or otherwise) that is otherwise engaged in the same or similar business as the Company in competition with the Company, or which the Company was in the process of developing during the term of Employee’s employment with the Company and such development is based on actual or demonstrative anticipated research. Similarly, you will not assist any other person or organization in competing with the Company or in preparing to engage in competition with the business or proposed business of the Company. Notwithstanding the foregoing, the ownership by Employee of less than two percent (2%) of the shares of any publicly held corporation shall not violate the provisions of this Section 7.

(b) You hereby represent and warrant that you have full authority to accept employment hereunder and are not subject to any restriction with respect to the commencement of such work from any prior employer or otherwise. Further, you agree, other than with regard to the good faith performance of your duties for the Company while employed by the Company, both during and for five (5) years after your employment with the Company terminates, not to knowingly disparage the Company or its officers, directors, employees or agents in any manner likely to be harmful to it or them or its or their business, business reputation or personal reputation. This paragraph shall not be violated by statements by you that are truthful, complete and made in good faith in required response to legal process or governmental inquiry. You also agree that any breach of this non-disparagement provision by you shall be deemed a material breach of this letter.

8. Termination.

(a) The Company may terminate this Agreement by giving a Notice of Termination to the Employee in accordance with this Agreement for Disability, for Cause or without Cause. Employee may terminate this Agreement at any time by giving 30 days prior written Notice of Termination to the Company in accordance with this Agreement.

(b) If the Employee’s employment with the Company shall be terminated, the Company shall pay and/or provide to the Employee the following compensation:

(i) if the Employee was terminated by the Company for Cause, or the Employee terminates without Good Reason, the Accrued Compensation;

(ii) if termination was due to the Employee’s death, the Accrued Compensation; or

(iii) if the Employee was terminated by the Company without Cause, due to the Disability of the Employee, or the Employee terminates this Agreement for Good Reason, (i) the Accrued Compensation, (ii) a severance payment of an amount equal to three (3) months of the base Salary payable to Employee pursuant to this Agreement (the “Severance Payments”); and (iii) continued participation in the health and welfare plans (or comparable plans) provided by the Company to Employee at the time of termination for a period equal to the shorter of six months from the date of termination or, until Employee is eligible for comparable coverage with a subsequent employer.

(iv) The amounts payable under this Section 8(b)(iv), shall be paid as follows: (1) Accrued Compensation shall be paid on the first regular pay date after the Termination Date (or earlier, if required by applicable law) and (2) the Severance Payments shall be paid in equal installments in accordance with the Company’s regular pay dates for executives (or earlier, if required by applicable law) during a period of three (3) months commencing with the first regular pay date after the Termination Date. If you timely elect continued coverage under COBRA, the Company will pay the COBRA premiums to continue your coverage (including coverage for your eligible dependents, if applicable) for six (6) months following the termination of your employment (with such payments to end if you become eligible for group health insurance coverage through a new employer or you cease to be eligible for COBRA continuation coverage for any reason), provided that the cost of such coverage will be reported to the tax authorities as taxable income to you.

(c) If (1) during the period commencing on the date the Company enters into a definitive agreement with respect to a transaction that would constitute a Change in Control (including a definitive merger or acquisition agreement contemplated by that certain Letter of Intent dated August 19, 2015 between the Company and Peachstate Health Management, LLC) and ending on the date the definitive agreement therefor is terminated or the Change in Control is consummated, the Company terminates Employee’s employment without Cause, (2) during the period commencing upon the consummation of the Change of Control and ending six (6) months thereafter, either (i) the Company or, if applicable, the surviving or successor employer (“Successor Employer”) terminates Employee’s employment without Cause or (ii) Employee resigns for Good Reason, then Employee shall be entitled to receive the following termination payments and benefits and shall not also be eligible to receive the payments and benefits under Section 8(b):

(i) an amount equal to three (3) months’ Salary, in effect immediately prior to the Change in Control, payable to Employee through the Company’s (or the Successor Employer’s) normally scheduled payroll during the three (3) month period commencing with the first regular pay date following the date on which Employee’s employment was terminated without Cause or Employee resigned for Good Reason;

(ii) Accrued Compensation, payable in a lump sum on the next regularly scheduled payroll date following the date on which Employee’s employment terminated; and

(iii) continued participation in the health and welfare plans (or comparable plans) provided by the Company to Employee at the time of termination for a period equal to the shorter of six months from the date of termination or, until Employee is eligible for comparable coverage with a subsequent employer. The Company shall fully pay any COBRA continuation coverage so long as Employee has not become actually covered by the medical plan of a subsequent employer during any such month and is otherwise entitled to COBRA continuation coverage, with such payments for up to a maximum of six (6) months following the date of termination. After such period, Employee is responsible for paying the full cost for any additional COBRA continuation coverage to which Employee is then entitled.

(d) As a condition to receiving the payments and benefits under this Section 8, other than the Accrued Compensation, Employee shall (i) execute (and not revoke within the applicable revocation period) a general release and waiver of all claims against the Company (or Successor Employer, if applicable), which release and waiver shall be in a form acceptable to the Company (or Successor Employer, if applicable), (ii) full and continued compliance with the Employee Assignment and Confidentiality Agreement (or a comparable agreement entered into with the Successor Employer, if applicable), and (iii) resign from the Board.

9. Equity.

(a) As an inducement to Employee to enter into this Agreement, the Company hereby grants to Employee, as of the date of execution of this Agreement, options to purchase an aggregate of 300,000 shares of the Company’s Common Stock, $.001 par value (the “Options”), subject to the terms and conditions of the Company’s 2011 Omnibus Equity Incentive Plan (the “Plan”), and the terms and conditions set forth in the Stock Option Agreement which are incorporated herein by reference. The exercise price of the Options shall be equal to the “Fair Market Value” on the date of grant (which is the Effective Date), as determined under the Plan. The Options shall be exercisable for a term of ten years from the date of grant and shall contain such other terms and conditions as set forth in the stock option agreement. The Options provided for herein are not transferable by Employee (other than as permitted by the Plan) and shall be exercised only by Employee, or by his legal representative or executor, as provided in the Plan. The Options shall terminate as provided in the Plan, except as otherwise modified by this Agreement. The Options granted hereunder shall be subject to time-based vesting conditions such that, unless otherwise provided by this Agreement, as long as Employee is an employee of the Company on each vesting date, and no Change in Control occurs, the Options shall vest as follows: (i) Options to purchase 150,000 shares shall vest on the six month anniversary of the Effective Date and (ii) Options to purchase 150,000 shares shall vest on the twelve month anniversary of the Effective Date.

(b) During your employment with the Company, you will be eligible to be granted additional annual equity awards under the Plan in the discretion of the Committee or the Board. The actual grant date value of any such additional awards shall be determined in the discretion of the Committee after taking into account the Company’s and your performance and other relevant factors and any such awards shall include such vesting conditions and other terms and conditions as determined by the Committee or the Board.

(c) Upon the request of the Company and for no additional consideration beyond that provided for in this Agreement, Employee agrees to enter into an agreement, on a form provided by the Company, restricting the exercise of the Options and/or limiting the ability of the Employee to resell the shares of Common Stock underlying the Options (a “Lock-up Agreement”) on terms and conditions substantially similar to those applicable to other officers and/or directors of the Company that are requested to enter into such an agreement. Employee’s obligation to execute a Lock-up Agreement is subject to the condition that all of the then-current members of the Board of Directors and executive officers of the Company are also required to execute the Lock-up Agreement.

(d) The Company agrees that as of the date of execution of this Agreement, all unvested restricted stock units (the “RSUs”) granted to Employee pursuant to that certain employment offer letter, dated February 18, 2015 previously entered into by the parties, shall immediately be vested and that the Company shall promptly cause the issuance and delivery to the Employee of all of the shares of Common Stock issuable pursuant to such unvested RSUs.

(e) In the event of a termination of Employee’s employment with the Company during or upon the expiration of the Term, the following will apply with respect to the Options:

(i) if the termination is for Cause, then all of the Options granted as of the Termination Date shall terminate immediately and be null and void;

(ii) if the termination is due to the expiration of this Agreement without any further renewal or extension, or the Employee terminates employment with the Company for other than for Good Reason, the Employee’s (or his estate’s or legal representative’s) right to purchase shares of Common Stock of the Company pursuant to the Options, solely to the extent vested as of the Termination Date, shall remain exercisable in accordance with the Plan, but in no event after the expiration of the exercise period specified in the Options;

(iii) if (1) the Company terminates Employee’s employment without Cause, (2) Employee resigns for Good Reason, or (3) the termination is due to the Employee’s death or Disability, then, subject to compliance with the conditions specified in Section 8(d), any unvested Options shall immediately vest and the exercise period in which Employee may exercise his Options shall be extended to the duration of their original term as if Employee remained an employee of the Company, and the terms of such Options shall be deemed amended to take into account the foregoing provisions; and

(iv) if (1) during the period commencing on the date the Company enters into a definitive agreement with respect to a transaction that would constitute a Change in Control (including a definitive merger or acquisition agreement contemplated by that certain Letter of Intent dated August 19, 2015 between the Company and Peachstate Health Management, LLC) and ending on the date the definitive agreement therefor is terminated or the Change in Control is consummated, the Company terminates Employee’s employment without Cause, (2) during the period commencing upon the consummation of the Change in Control and ending 180 days thereafter, either (i) the Company or, if applicable, the Successor Employer terminates Employee’s employment without Cause or (ii) Employee resigns for Good Reason, then, subject to compliance with the conditions specified in Section 8(d), any unvested Options shall immediately vest and the exercise period in which Employee may exercise his Options shall be extended to the duration of their original term as if Employee remained an employee of the Company, and the terms of such Options shall be deemed amended to take into account the foregoing provisions.

11. IRC 409A. This Agreement is intended to comply with the short-term deferral rule under Treasury Regulation Section 1.409A-1(b)(4) and be exempt from Section 409A of the Code, and shall be construed and interpreted in accordance with such intent, provided that, if any severance provided at any time hereunder involves non-qualified deferred compensation within the meaning of Section 409A of the Code, it is intended to comply with the applicable rules with regard thereto and shall be interpreted accordingly. A termination of employment shall not be deemed to have occurred for purposes of any provision of this letter agreement providing for the payment of any amounts or benefits upon or following a termination of employment that are considered “nonqualified deferred compensation” under Section 409A of the Code unless such termination is also a “separation from service” within the meaning of Section 409A of the Code and, for purposes of any such provision of this letter agreement, references to a “termination,” “termination of employment” or like terms shall mean “separation from service.” If you are deemed on the date of termination to be a “specified employee” within the meaning of that term under Section 409A(a)(2)(B) of the Code, then with regard to any payment that is considered non-qualified deferred compensation under Section 409A of the Code payable on account of a “separation from service,” such payment or benefit shall be made or provided at the date which is the earlier of (A) the date that is immediately following the expiration of the six (6)-month period measured from the date of such “separation from service” of you, and (B) the date of your death (the “Delay Period”). Upon the expiration of the Delay Period, all payments and benefits delayed pursuant to this paragraph (whether they would have otherwise been payable in a single sum or in installments in the absence of such delay) shall be paid or reimbursed to you in a lump sum, and any remaining payments and benefits due under this letter agreement shall be paid or provided in accordance with the normal payment dates specified for them herein. With regard to any provision herein that provides for reimbursement of costs and expenses or in-kind benefits, except as permitted by Section 409A of the Code, (i) the right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit, (ii) the amount of expenses eligible for reimbursement, or in-kind benefits, provided during any taxable year shall not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other taxable year, provided that the foregoing clause (ii) shall not be violated without regard to expenses reimbursed under any arrangement covered by Section 105(b) of the Code solely because such expenses are subject to a limit related to the period the arrangement is in effect and (iii) such payments shall be made on or before the last day of your taxable year following the taxable year in which the expense occurred. For purposes of Section 409A of the Code, your right to receive any installment payments pursuant to this letter agreement shall be treated as a right to receive a series of separate and distinct payments. In no event may you, directly or indirectly, designate the calendar year of any payment to be made under the letter agreement that is considered non-qualified deferred compensation. In the event the time period for considering any release and it becoming effective as a condition of receiving severance shall overlap two calendar years, no amount of such severance shall be paid in the earlier calendar year.

12. Arbitration and Indemnification.

(a) Any dispute arising out of the interpretation, application, and/or performance of this Agreement with the sole exception of any claim, breach, or violation arising under the Assignment and Confidentiality Agreement shall be settled through final and binding arbitration before a single arbitrator in the State of New Jersey in accordance with the Rules of the American Arbitration Association. The arbitrator shall be selected by the American Arbitration Association and shall be an attorney-at-law experienced in the field of corporate law. Any judgment upon any arbitration award may be entered in any court, federal or state, having competent jurisdiction of the parties.

(b) The Company hereby agrees to indemnify, defend, and hold harmless the Employee for any and all claims arising from or related to his employment by the Company at any time asserted, at any place asserted, to the fullest extent permitted by law. The Company shall maintain such insurance as is necessary and reasonable (with minimum coverage of not less than $5,000,000) to protect the Employee from any and all claims arising from or in connection with his employment by the Company during the term of Employee’s employment with the Company and for a period of six (6) years after the date of termination of employment for any reason. The provisions of this Section are in addition to and not in lieu of any indemnification, defense or other benefit to which Employee may be entitled by statute, regulation, common law or otherwise.

13. Severability; Benefit of Agreement. If any provision of this Agreement shall be held invalid and unenforceable, the remainder of this Agreement shall remain in full force and effect. If any provision is held invalid or unenforceable with respect to particular circumstances, it shall remain in full force and effect in all other circumstances. This Agreement shall inure to, and shall be binding upon, the parties hereto, the successors and assigns of the Company, and the heirs and personal representatives of the Employee.

14. Entire Agreement. This Agreement and the documents referred to herein, including that certain Assignment and Confidentiality Agreement previously executed by you which is effective as of February 18, 2015, constitute the entire agreement and understanding of the parties with respect to the subject matter of this offer, and supersede any and all prior understandings and agreements, whether oral or written, between or among the parties hereto with respect to the specific subject matter hereof. The terms set forth herein may not be amended or changed (except with respect to such terms reserved to the discretion of the Company) except in a writing signed by you and a duly authorized member of the Board. The waiver by either party of any breach or violation of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach of construction and validity.

15. Notice. For the purposes of this Agreement, notices and all other communications provided for in the Agreement shall be in writing and shall be deemed to have been duly given when (a) personally delivered or (b) sent by (i) a nationally recognized overnight courier service or (ii) certified mail, return receipt requested, postage prepaid and in each case addressed to the respective addresses as set forth below or to any such other address as the party to receive the notice shall advise by due notice given in accordance with this paragraph. All notices and communications shall be deemed to have been received on (A) if delivered by personal service, the date of delivery thereof; (B) if delivered by a nationally recognized overnight courier service, on the first business day following deposit with such courier service; or (C) on the third business day after the mailing thereof via certified mail. Notwithstanding the foregoing, any notice of change of address shall be effective only upon receipt. The current addresses of the parties are as follows:

If to the Company:	If to the Employee:

Authentidate Holding Corp.	Ian C. Bonnet
Connell Corporate Center
300 Connell Drive, Fifth Floor
Berkeley Heights, NJ 07922

With a copy to:	With a copy to:

Victor J. DiGioia
Becker & Poliakoff, LLP
45 Broadway, 8th Floor
New York, NY 10006

17. Governing Law; Jurisdiction. The rights and obligations under this offer letter will be governed by and interpreted, construed and enforced in accordance with the laws of the State of New Jersey without regard to its or any other jurisdiction’s conflicts of laws principles. Any or all actions or proceedings which may be brought by the Company or Employee under this Agreement shall be brought in courts having a situs within the State of New Jersey, and Employee and the Company each hereby consent to the jurisdiction of any local, state, or federal court located within the State of New Jersey.

18. Independent Representation. The Employee has been advised and had the opportunity to consult with an attorney or other advisor prior to executing this agreement. The Employee understands, confirms and agrees that counsel to the Company (Becker & Poliakoff LLP) has not acted and is not acting as counsel to the Employee and that Employee has not relied upon any legal advice except as provided by its own counsel.

19. Definitions. For purposes of this letter agreement, the following terms shall have the meanings ascribed below:

(a) “Accrued Compensation” shall mean any amount which shall include all amounts earned or accrued through the “Termination Date” (as defined below) but not paid as of the Termination Date, including (i) base salary, (ii) reimbursement for business expenses incurred by the Employee on behalf of the Company, pursuant to the Company’s expense reimbursement policy in effect at such time, (iii) any expense allowance, and (iv) bonuses and incentive compensation earned and awarded prior to the Termination Date, if any.

(b) “Cause” shall mean: (i) willful disobedience by the Employee of a reasonable, material and lawful instruction of the Board of Directors of the Company consistent with the duties and functions of Employee’s position; (ii) conviction of the Employee of any misdemeanor involving fraud or embezzlement or similar crime, or any felony; (iii) conduct amounting to fraud, gross negligence or willful misconduct in the performance of any material duties to the Company; or (iv) excessive absences from work, other than for illness or Disability; provided that the Company shall not have the right to terminate the employment of Employee pursuant to the foregoing clauses (a), (c) or (d) above unless written notice specifying such breach shall have been given to the Employee and, in the case of breach which is capable of being cured, the Employee shall have failed to cure such breach within thirty (30) days after his receipt of such notice.

(c) “Change in Control” shall have the meaning ascribed to such term as is set forth in the Plan.

(d) “Disability” shall mean a physical or mental infirmity which impairs the Employee’s ability to substantially perform his duties with the Company for a period of three consecutive months, and the Employee has not returned to his full time employment prior to the Termination Date.

(e) “Good Reason” shall mean without the written consent of the Employee: (i) a material breach of any provision of this Agreement by the Company; (ii) failure by the Company to pay when due any compensation to the Employee; (iii) a reduction in the Employee’s Base Salary; (iv) failure by the Company to maintain the Employee in the positions referred to in Section 1 of this Agreement; (v) assignment to the Employee of any duties materially and adversely inconsistent with the Employee’s positions, authority, duties, responsibilities, powers, functions, reporting relationship or title as contemplated by Sections 1 and 2 of this Agreement or any other action by the Company that results in a material diminution of such positions, authority, duties, responsibilities, powers, functions, reporting relationship or title, and (vi) the occurrence of a Change in Control, provided the event on which the Change of Control is predicated occurs within 180 days of the service of the Notice of Termination by the Employee; and provided further, however, that the Employee agrees not to terminate his employment for Good Reason pursuant to clauses (i) through (v), unless (A) the Employee has given the Company at least 30 days’ prior written notice of his intent to terminate his employment for Good Reason, which notice shall specify the facts and circumstances constituting the Good Reason event; and (B) the Company has not remedied such facts and circumstances constituting the Good Reason event to the reasonable and good faith satisfaction of the Employee within a 30-day period after receipt of such notice.

(f) “Notice of Termination” shall mean a written notice from the Company, or the Employee, of termination of the Employee’s employment which indicates the specific termination provision in this Agreement relied upon, if any, and which sets forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the Employee’s employment under the provision so indicated.

(g) “Termination Date” shall mean (i) in the case of the Employee’s death, his date of death; (ii) in the case of Good Reason, 30 days from the date the Notice of Termination is given to the Company, provided the Company has not remedied such facts and circumstances constituting Good Reason to the reasonable and good faith satisfaction of the Employee; (iii) in the case of termination of employment on or after the Expiration Date, the last day of employment; and (iv) in all other cases, the date specified in the Notice of Termination; provided, however, if the Employee’s employment is terminated by the Company for any reason except Cause, the date specified in the Notice of Termination shall be at least 10 days from the date the Notice of Termination is given to the Employee.

Signature Page Follows.

IN WITNESS WHEREOF, the parties have executed and entered into this Agreement effective on the date first set forth above.

EMPLOYEE

/s/ Ian C. Bonnet
Ian C. Bonnet

AUTHENTIDATE HOLDING CORP.

/s/ Charles C. Lucas, III
Charles C. Lucas, III
Chairman of the Board of Directors